Exhibit 99.2

YD BIOPHARMA LIMITED AND SUBSIDIARIES

i

YD BIOPHARMA LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

	Notes	As of June 30, 2025 (Unaudited)	As of December 31, 2024
		US$	US$
ASSETS
CURRENT ASSETS
Cash and cash equivalents		469,520	3,132,298
Accounts receivable, net	3	101,430	86,582
Accounts receivable from an affiliate, net	16	-	16,927
Inventories	4	373,518	37,335
Prepaid expenses and other current assets	5	386,734	194,740
Due from affiliates	16	65,640	-
TOTAL CURRENT ASSETS		1,396,842	3,467,882

Operating lease right-of-use assets, net	10	17,375	23,698
Property, plant and equipment, net	7	66,452	64,379
Intangible assets	8	2,901,528	2,680,035
Deferred offering costs	9	1,458,889	628,232
TOTAL ASSETS		5,841,086	6,864,226

LIABILITIES
CURRENT LIABILITIES
Due to affiliates	16	63,743	37,253
Operating lease liabilities, current	10	15,767	16,581
Accounts and notes payable	11	40,663	26,866
Accrued expenses and other liabilities	12	632,762	182,360
TOTAL CURRENT LIABILITIES		752,935	263,060

Deferred tax liabilities	14	—	1,463
Operating lease liabilities, non-current	10	—	5,684
Accrued expenses and other liabilities, non-current	12	—	3,773
TOTAL LIABILITIES		752,935	273,980

Commitments and contingencies	15

SHAREHOLDERS’ EQUITY
Common shares, $0.10 par value	13	144,177	144,177
Additional paid-in capital	13	8,328,040	8,328,040
Accumulated deficits		(3,843,624)	(1,927,043)
Accumulated other comprehensive income		459,558	45,072
Total shareholders’ equity		5,088,151	6,590,246
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		5,841,086	6,864,226

The accompanying notes are an integral part of these condensed consolidated financial statements.

YD BIOPHARMA LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

		Six Months ended June 30,
	Notes	2025	2024
		US$	US$
Revenue	2	204,007	224,980
Cost of revenue		(135,212)	(155,880)
Gross profit		68,795	69,100

Operating expenses
General and administrative expenses		1,227,063	256,264
Selling and marketing expenses		—	1,834
Research and development expenses	8,16	791,456	—
Impairment of expected credit loss		4,108	4,166
Total operating expenses		2,022,627	262,264

Loss from operations		(1,953,832)	(193,164)

Other income
Other income, net		17,305	21,284
Interest income		18,439	767
Interest expenses		—	(486)
Total other income, net		35,744	21,565

Loss before income tax		(1,918,088)	(171,599)
Income tax	14	1,507	6,235
Net loss		(1,916,581)	(165,364)

The accompanying notes are an integral part of these condensed consolidated financial statements.

YD BIOPHARMA LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(UNAUDITED)

	Six Months ended June 30,
	2025	2024
	US$	US$
Net loss	(1,916,581)	(165,364)
Other comprehensive income, net of tax:
Change in cumulative foreign currency translation	414,486	36,122
Comprehensive loss	(1,502,095)	(129,242)

The accompanying notes are an integral part of these condensed consolidated financial statements.

YD BIOPHARMA LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(UNAUDITED)

	Shares*	Amount	Additional paid-in capital	Accumulated deficits	Accumulative other comprehensive income	Total Equity
		US$	US$	US$	US$	US$
Balance at January 1, 2025	1,441,766	144,177	8,328,040	(1,927,043)	45,072	6,590,246
Net loss	—	—	—	(1,916,581)	—	(1,916,581)
Foreign currency translation adjustment	—	—	—	—	414,486	414,486
Balance at June 30, 2025	1,441,766	144,177	8,328,040	(3,843,624)	459,558	5,088,151

	Shares*	Amount	Additional paid-in capital	Accumulated deficits	Accumulative other comprehensive income	Total Equity
		US$	US$	US$	US$	US$
Balance at January 1, 2024	1,051,997	105,200	386,067	(515,484)	47,211	22,994
Issuance of common shares	—	—	5,017,336	—	—	5,017,336
Net loss	—	—	—	(165,364)	—	(165,364)
Foreign currency translation adjustment	—	—	—	—	36,122	36,122
Balance at June 30, 2024	1,051,997	105,200	5,403,403	(680,848)	83,333	4,911,088

*	The shares amounts are presented on a retroactive basis, due to group reorganization.

The accompanying notes are an integral part of these condensed consolidated financial statements.

YD BIOPHARMA LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

		Six months ended June 30,
	Notes	2025	2024
		US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss		$(1,916,581)	$(165,364)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation expenses	7	8,043	3,647
Amortization	8	95,142	—
Impairment of expected credit loss	3	4,108	4,166
Lease expenses	10	19,187	8,762
Accounts receivable		(9,928)	(61,284)
Accounts receivable from an affiliate		17,471	(17,421)
Inventories		(332,878)	56,336
Deferred tax assets		—	(6,235)
Prepaid expense and other current assets		(157,138)	(144,468)
Due from affiliates		(62,787)	—
Accounts and note payable		9,308	6,124
Deferred tax liabilities		(1,510)	—
Accrued expense and other liabilities		150,684	39,728
Amounts due to affiliates		23,621	—
Operating lease liabilities		(8,620)	(7,270)
Net cash used in operating activities		(2,161,878)	(283,279)
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property, plant and equipment		(2,659)	(53,122)
Acquisition of intangible assets	8	—	(2,799,720)
Net cash used in investing activities		(2,659)	(2,852,842)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of common shares	13	—	5,017,336
Proceeds from shareholders		—	785,897
Repayment to an affiliate		—	(1,509)
Repayment of long-term bank loans		—	(13,675)
Deferred offering costs		(561,207)	—
Net cash (used in) provided by financing activities		(561,207)	5,788,049

Effect of change in exchange rate		62,966	34,550

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(2,662,778)	2,686,478
Cash and cash equivalents, beginning of period		3,132,298	87,098
Cash and cash equivalents, end of period		$469,520	$2,773,576

SUPPLEMENTAL CASH FLOW INFORMATION
Income taxes paid		$—	$—
Interest paid		$—	$486

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTMENT AND FINANCIAL ACTIVITIES INFORMATION:
Lease liabilities arising from obtaining right-of-use assets		$134,394	$38,724
Deduction of right-of-use assets from cancellation of operating leases		$124,526	$8,665
Change in additional paid-in capital due to group structuring		$—	$491,267

The accompanying notes are an integral part of these condensed consolidated financial statements.

YD BIOPHARMA LIMITED AND SUBSIDIARIES
Notes to CONDENSED CONSOLIDATED Financial Statements

June 30, 2025

(UNAUDITED)

1. ORGANIZATION

YD Biopharma Limited (“YD Biopharma”) was incorporated in the Cayman Islands on March 14, 2024, by Dr. Shen Hsieh-Tsung (“Dr. Shen”), with the initial authorized and issued share capital of $50,000 divided into 50,000 common shares at the par value of $1.00 each. On June 7, 2024, the YD Biopharma amended its Memorandum and Articles of Association and altered the authorized share capital by sub-dividing the authorized share capital to $50,000 divided into 500,000 common shares with the par value of $0.10 each. It was established in connection with the restructuring of Yong Ding Biopharm Co., Ltd. (“Yong Ding”), a company incorporated in the Republic of China (“ROC” or “Taiwan”) on April 23, 2013 (the “Group Restructuring”). In connection with the Group Restructuring, all of the issued and outstanding equity interests in Yong Ding were acquired by YD Biopharma in exchange for ordinary shares of YD Biopharma.

Upon the completion of the Group Restructuring on June 26, 2024, YD Biopharma had 5,000,000 authorized shares of which 1,051,997 common shares were issued.

The address of its registered office is 17th floor, No. 3, Yuanqu Street, Nangang District, Taipei City, Taiwan. Yong Ding was established and controlled by Dr. Shen.

On February 4, 2025, YD Biopharma incorporated a 100% owned subsidiary YD Bio USA, Inc. (“YD USA”) in the United States. YD USA is engaged in business development for YD Biopharma in the US. YD Biopharma and its wholly owned subsidiaries, Yong Ding and YD USA (collectively referred to as the “Group”) is primarily engaged in sales of drugs and medical related materials to corporate and retail customers in Taiwan and the United States. In June 2024, the Group acquired certain licensed patents and know-how and commenced the pancreatic cancer early detection service and sales of contact lenses business.

On September 24, 2024, YD Biopharma entered into a Merger Agreement and Plan of Reorganization (the “Merger Agreement”) by and among (i) Breeze Holdings Acquisition Corp., a Delaware corporation (“Breeze”) (ii) YD Bio Limited, a Cayman Islands exempted company (“YD Bio” or “Pubco”) (iii) Breeze Merger Sub, Inc., a Delaware corporation and which will be a direct, wholly owned subsidiary of Pubco (“Parent Merger Sub”), (iv) BH Biopharma Merger Sub Limited,  a Cayman Islands exempted company and wholly owned subsidiary of Pubco (“Company Merger Sub”, and together with Parent Merger Sub, the “Merger Subs”).

Pursuant to and in accordance with the terms set forth in the Merger Agreement, (a) Parent Merger Sub merged with and into Breeze, with Breeze continuing as the surviving entity (the “Parent Merger”), as a result of which, (i) Breeze became a wholly owned subsidiary of Pubco, and (ii) each issued and outstanding security of Breeze immediately prior to the effective time of the Parent Merger (the “Parent Merger Effective Time”) (other than shares of Breeze common stock that have been redeemed or are owned by Breeze or any of its direct or indirect subsidiaries as treasury shares and any Dissenting Parent Shares (as defined in the Merger Agreement)) are no longer outstanding and were automatically cancelled in exchange for the issuance to the holder thereof of a substantially equivalent security of Pubco (other than the Parent Rights, which shall be automatically converted into ordinary shares of Pubco), and, (b) immediately following the consummation of the Parent Merger but on the same day, Company Merger Sub merged with and into YD Biopharma, with YD Biopharma continuing as the surviving entity (the “Company Merger” and, together with the Parent Merger, the “Mergers”), as a result of which, (i) YD Biopharma became a wholly owned subsidiary of Pubco, and (ii) each issued and outstanding security of YD Biopharma immediately prior to the effective time of the Company Merger (the “Company Merger Effective Time”) (other than any Cancelled Shares or Dissenting Shares) are no longer outstanding and were automatically cancelled in exchange for the issuance to the holder thereof of a substantially equivalent security of Pubco. The Mergers and the other transactions contemplated by the Merger Agreement are hereinafter referred to as the “Business Combination.”

On May 30, 2025, after approval by the boards of directors of all the parties to the Merger Agreement, the parties entered into an amendment to the Merger Agreement to increase the maximum size of the PIPE financing from $15.0 million to $30.0 million.

On August 28, 2025 (the “Closing Date”), Pubco consummated the Business Combination with YD Biopharma pursuant to the Merger Agreement between YD Bio, YD Biopharma, Breeze, Parent Merger Sub, and Company Merger Sub. The consummation of the Business Combination involved the merger of Breeze Merger Sub with and into Breeze (the “Breeze Merger,” and the time at which the Breeze Merger became effective, the “Breeze Merger Effective Time”), pursuant to which, at the closing of the transactions contemplated by the Merger Agreement, the separate corporate existence of Breeze Merger Sub ceased, with Breeze as the surviving corporation becoming a wholly owned subsidiary of YD Bio, and the merger of Company Merger Sub with and into YD Biopharma (the “Company Merger,” and the time at which the Company Merger became effective, the “Company Merger Effective Time”), pursuant to which, at the closing of the transactions contemplated by the Merger Agreement, the separate corporate existence of Company Merger Sub ceased, with YD Biopharma as the surviving corporation becoming a wholly owned subsidiary of Pubco pursuant to the terms of the Merger Agreement and in accordance with the Companies Act. As a result of the Business Combination, Pubco owns 100% of the outstanding ordinary shares of YD Biopharma and ordinary shares, warrants, and rights of Breeze.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation and presentation

The Group Restructuring was accounted for as a common control transaction immediately following completion of the transaction, the shareholders of Yong Ding immediately prior to the Group Restructuring had effective control of YD Biopharma through (1) their majority shareholder interest in the combined entity, (2) significant representation on the Board of Directors (the founder and major shareholder of Yong Ding, Dr. Shen, became the sole director of YD Biopharma after the Group Restructuring), and (3) being named to all of the senior executive positions. For accounting purposes, Yong Ding was deemed to be the accounting acquirer in the transaction and, consequently, the transaction was treated as a recapitalization of Yong Ding (i.e., a capital transaction involving the issuance of shares by YD Biopharma to the shareholders of Yong Ding and then YD Biopharma acquired the shares of Yong Ding).

Accordingly, the combined assets, liabilities and results of operations of Yong Ding became the historical financial statements of YD Biopharma at the closing of the transaction, and the YD Biopharma’s assets (primarily cash and cash equivalents), liabilities and results of operations were consolidated with Yong Ding beginning on the acquisition date. No step-up in basis or intangible assets or goodwill was recorded in this transaction. All direct costs of the transaction were charged to operations in the period that such costs were incurred. The condensed consolidated financial statements issued following the Group Restructuring are those of the accounting acquirer for all periods required presented and are retroactively adjusted to reflect the capital structure of the legal parent, the accounting acquiree. Comparative information presented in those consolidated financial statements is also retroactively adjusted to reflect the capital structure of the legal parent, the accounting acquiree.

The condensed consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) pursuant to the applicable rules and regulations of the Securities and Exchange Commission (“SEC”) for interim financial information. The condensed consolidated financial statements have been prepared on the same basis as YD Biopharma’s consolidated financial statements for the year ended December 31, 2024, and, in the opinion of management, reflect all adjustments, which consist of normal recurring adjustments, considered necessary for a fair presentation of the periods presented. The results of operations for the interim periods presented are not necessarily indicative of the results of operations to be expected for the full fiscal year ending December 31, 2025. These condensed consolidated financial statements should be read in conjunction with YD Biopharma’s audited combined financial statements and accompanying footnotes included. The condensed consolidated balance sheet as of December 31, 2024, was derived from the combined financial statements of YD Biopharma as of that date, but does not include all disclosures, including notes, required by U.S. GAAP.

The functional currency of the Group is the New Taiwan Dollar (“NTD”); however, the accompanying consolidated financial statements have been translated and presented in US$.

Principles of Consolidation

The condensed consolidated financial statements include the account of YD Biopharma and its wholly owned subsidiaries, Yong Ding and YD USA. All intercompany balances and transactions have been eliminated in consolidation.

Uses of Estimates

The preparation of the condensed consolidated financial statements in conformity with U.S. GAAP requires management of the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities as of the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Group’s management based their estimates on historical experience and various other factors believed to be reasonable under the circumstances. These estimates form the basis for making judgements about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group’s condensed consolidated financial statements included revenue recognition, provision for expected credit losses of accounts receivable, prepayment and other receivables, long-term investment impairment assessment, inventories impairment assessment, property, plant and equipment impairment assessment, intangible assets impairment assessment, the valuation allowance for deferred tax assets, right-of-use (“ROU”) assets and operating lease liabilities. Actual results could differ from those estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Risk and uncertainties

Generally, the industry in which the Group operates subjects the Group to a number of risks and uncertainties that can affect its operating results and financial condition. Such factors include, but are not limited to: the timing, costs and results of clinical trials and other development activities versus expectations; the ability to manufacture products successfully; competition from products sold or being developed by other companies; the price of, and demand for products once approved; the ability to negotiate favorable licensing or other manufacturing and marketing agreements for its products.

The global economy has also been materially negatively affected by COVID-19 and continued severe uncertainty remains about the duration and intensity of its impacts. The global growth forecast is uncertain, which may seriously affect the Group’s business. While the potential economic impact brought by, and the duration of COVID-19 and its new variants may be difficult to assess or predict, a widespread pandemic could result in a significant disruption of the general economy that could materially negatively affect the Group’s business.

Fair Value of Financial Instruments

The Group has adopted Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 820, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in U.S. GAAP, and expands disclosures about fair value measurements. ASC 820 establishes a three-level valuation hierarchy of valuation techniques based on observable and unobservable input, which may be used to measure fair value and include the following:

Level 1 —	Quoted prices in active markets for identical assets or liabilities.
Level 2 —	Input other than Level 1 that is observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other input that is observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 —	Unobservable input that is supported by little or no market activity and that is significant to the fair value of the assets or liabilities.

Our cash and cash equivalents are classified within level 1 of the fair value hierarchy because they are valued using quoted market price.

The carrying amounts of the other financial assets and liabilities, which consist of accounts receivable, other current assets, accounts payable and other liabilities, bank loan, amount due to a shareholder and amount due to an affiliate approximate their fair values due to the short-term nature of these instruments.

Cash and cash equivalents

Cash and cash equivalents included cash on hand placed with banks or other financial institutions, which are unrestricted as to withdrawal and use and with an original maturity of three months or less.

Deposits in banks in Taiwan are only insured by Central Deposit Insurance Corporation, a government agency, up to NTD 3 million ($94,000), and are consequently exposed to risk of loss. The Group believes the probability of a bank failure causing loss to the Group is remote.

Receivable and Allowances

The Group has adopted ASC 326, Financial Instruments — Credit Losses, which requires an impairment model that is based on current expected loss.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Group’s accounts receivable, prepaid expenses and other current assets are within the scope of ASC 326. Accounts receivable and amount due from an affiliate are recognized and carried at the original invoice amounts less the expected credit loss. The Group has a policy of reserving for uncollectible accounts based on best estimate of the amount of probable expected credit losses in the existing accounts receivable. The Group performs ongoing credit evaluations of its customers and maintains an allowance for potential bad debts if required. Other current assets are recognized and carried at the initial amount when occurred less an allowance for any uncollectible amount.

To estimate expected credit losses, the Group has identified the relevant risk characteristics of its counterparty and the related receivables, amount due from an affiliate and other current assets which include size, type of the services or the products the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the past collection experience, current economic conditions, future economic conditions (external data and macroeconomic factors) and changes in the Group’s customer collection trends. Other key factors that influence the expected credit loss analysis include customer demographics, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Group’s receivables. Additionally, external data and macroeconomic factors are also considered. This is assessed annually based on the Group’s specific facts and circumstances. There has been no significant impact of changes in the assumptions since adoption. The Group has assessed its receivable and amount due from an affiliate including credit term and corresponding receivables in June 30, 2025. Based upon such credit terms, the bad debt expense was $4,108 and $4,166 for the six months ended June 30, 2025, and 2024, respectively. The Group recognized $7,578 and $3,055 expected credit loss provision for account receivables, amount due from an affiliate, prepaid expenses and other current assets as of June 30, 2025, and December 31, 2024, respectively.

Inventories

Inventories are stated at the lower of cost and net realizable value, with cost determined by the weighted average method. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Write-down of potential obsolete or slow-moving inventories is recorded as cost of revenue based on management’s assumptions about future demands and market conditions. No write-down is recorded for inventories during the six months ended June 30, 2025, and 2024.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses, if any. Depreciation is computed on a straight-line basis with no salvage value over the estimated useful lives of 3 to 5 years for equipment, fixtures and furniture.

The cost and accumulated depreciation of property, plant and equipment disposed of or sold are removed from the balance sheets and the resulting gains and losses are recognized in the statements of operations.

Intangible assets

Intangible assets are stated in the balance sheet at cost less accumulated amortization and impairment, if any. The costs of the intangible assets are amortized on straight-line basis over their estimated useful lives. The Group had two licensed patents as of June 30, 2025, (i) one licensed patent involves the formula and technology of cell culture process, technology of cell bank construction, exosome purification, authentication technology, and exosome production which are derived from the methods of culturing human corneal limbus cells and the relevant know-how (the “3D Global Patent”) and (ii) the other licensed patent involves Methylation analysis technology for application in pancreatic cancer and the relevant know-how (the “EG BioMed Patent”).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The respective amortization periods for the intangible assets are as follows:

3D Global Patent (note 8)	15 years
EG BioMed Patent (note 8)	15 years

Impairment of Long-Lived Assets

In accordance with the ASC 360-10, Accounting for the Impairment or Disposal of Long-Lived Assets, long-lived assets, such as property, plant and equipment, leased assets and purchased intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable, or it is reasonably possible that these assets could become impaired as a result of technological or other industrial changes. The determination of recoverability of assets to be held and used is made by comparing the carrying amount of an asset to future undiscounted cash flows to be generated by the assets.

If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell. There was no impairment of long-lived assets recorded for the six months ended June 30, 2025, and 2024.

Lease

The Group accounts for leases in accordance with ASC 842, Leases, which requires lessees to recognize leases on the balance sheet and disclose key information about leasing arrangements. For the leases with a term within 12 months, the Group applies the recognition requirements of ASC 842 to short-term leases.

The Group determines if a contract contains a lease based on whether it has the right to obtain substantially all of the economic benefits from the use of an identified asset which the Group does not own and whether it has the right to direct the use of an identified asset in exchange for consideration. Leased assets represent the Group’s right to use an underlying asset for the lease term and lease liabilities represent the Group’s obligation to make lease payments arising from the lease. Leased assets are recognized as the amount of the lease liability, adjusted for lease incentives received.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Lease liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value of the future lease payments is the Group’s incremental borrowing rate (“IBR”), because the interest rate implicit in most of the Group’s leases is not readily determinable.

The IBR is a hypothetical rate based on the Group’s understanding of what its credit rating would be to borrow and the resulting interest the Group would pay to borrow an amount equal to the lease payments in a similar economic environment over the lease term on a collateralized basis. Lease payments may be fixed or variable, however, only fixed payments or in-substance fixed payments are included in the Group’s lease liability calculation.

Variable lease payments are recognized in operating expenses in the period in which the obligation for those payments is incurred. The Group recognized no impairment of leased assets for the six months ended June 30, 2025, and 2024.

Statutory reserve

Pursuant to the laws applicable to Taiwan, Taiwanese entities must make appropriations from after-tax profit to the non-distributable “statutory reserve”. Subject to certain cumulative limits, the “statutory reserve” requires annual appropriations of 10% of after-tax profit until the aggregated appropriations reach 100% of the authorized capital (as determined under accounting principles generally accepted in Taiwan (“Taiwan GAAP”) at each year-end). Since the YD Biopharma’s subsidiary in Taiwan has accumulated deficit under Taiwan GAAP during the reporting period, it is not required to make appropriations to the statutory reserve.

Revenue Recognition

The Group recognizes revenue when a customer obtains control of promised goods or receives services provided in an amount that reflects the consideration which the Group expects to receive in exchange for those goods and services. To determine revenue recognition for the arrangements that the Group determines are within the scope of ASC 606, Revenue from Contracts with Customers, the Group performs the following five steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

The Group’s revenue from contracts with customers is derived from product revenue principally from the sales of products directly to its customers and presents revenue net of VAT.

Revenue for the six months ended June 30, 2025, consists of the following:

	Corporate Customers	Retail Customers	Total
Drugs	$90,210	$—	$90,210
Medical and related products	75,966	32	75,998
Contact lenses	35,000	—	35,000
Nutritional products	2,368	—	2,368
Supplements	431	—	431
Total	$203,975	$32	$204,007

The Company operates in multiple geographic regions. Net revenues by geographic area for the period are as follows:

Net Revenues by Geographic Area

Geographic Area	Net Revenues
United States	$35,000
Taiwan	169,007
Total	$204,007

The United States revenues are derived from contact lens sales, while all other product categories, including drugs, medical and related products, nutritional products, and supplements, are sold in Taiwan.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue for the six months ended June 30, 2024, consists of the following:

	Corporate Customers	Retail Customers	Total
Drugs	$54,103	$—	$54,103
Medical and related products	137,658	251	137,909
Nutritional products	2,123	902	3,025
Supplements	22,474	7,469	29,943
Total	$216,358	$8,622	$224,980

All product categories are sold in Taiwan for the six months ended June 30, 2024.

Product revenue recognition — point of time

The performance obligations are considered to be met, and revenue is recognized when the customer obtains control of the goods. Revenue is recognized at that point in time. The customers pick up the goods directly from the Group’s premises, and the Group has satisfied the contracts’ performance obligations when the goods have been picked up, and the acceptance document has been signed by the customers. The Group does not offer sales rebates to its customers. Any discount will be net of the revenue at that point in time. The Group does not provide its customers with the right of return (except for product quality issues). The customer is required to perform a product quality check immediately upon delivery of the products and report to the Group within a few days if there is a quality issue.

Other revenue

The Group has entered into subleasing arrangements with two drug stores in Taiwan to lease part of the leased premises to them. The Group also entered into various operating lease arrangements for leasing certain property and equipment to its customers over time. The Group receives income from operating leases based on the fixed required rents (base rent) per the lease agreements. Rent revenue from base rents is recorded on the straight-line method, when collectability of the lease payments is deemed probable, over the terms of the related lease agreements. Operating lease revenue, as recorded on the straight-line method, in the condensed consolidated statements of operation is recorded as other revenue. The Group has recognized $31,398 and $12,788 of income from the subleasing arrangement with a drug store and the leasing of equipment to other corporate customers, respectively, for the six months ended June 30, 2025, and 2024.

The Group also acts as an agent in certain revenue arrangements where it facilitates the sale of products on behalf of third-party sellers. In these arrangements, the Group does not control the specified goods before they are transferred to the customer, and therefore, the Group is an agent. When the Group is an agent, revenue is recognized on a net basis, representing the fee earned for facilitating the transaction. The Group’s performance obligation is to arrange for the provision of the product or service by the third-party seller to the customer.

Contract liabilities

The Group’s contract liabilities consist of deferred revenue associated with the lease arrangements for leasing certain property and equipment to its customers over time. The table below presents the activity of the deferred revenue from the lease for the six months ended June 30, 2025, and 2024, respectively:

	Six months ended June 30, 2025	Six months ended June 30, 2024
Balance at beginning of period	$27,568	$—
Advances received from customers	39,206	43,386
Revenue recognized	(31,398)	(10,627)
Exchange realignment	4,040	(420)
Balance at end of period	$39,416	$32,339

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Cost of revenue

Cost of revenue consists primarily of purchased costs of products for resales, the material costs and subcontracting costs of manufactured products which are directly attributable to the manufacturing of products and other costs directly related to the rendering of services performed.

Research and development

Research and development costs are expensed as incurred in accordance with ASC 730, Research and Development. The Group incurs research and development costs in the pursuit of new products and improving the formulation of existing products.

On June 19, 2024, the Group entered into an exclusive licensed patent and know-how agreement and a supplementary agreement dated June 28, 2024, with 3D Global Biotech Inc. (“3D Global”), a company registered in Taiwan and listed on the Taipei Stock Exchange, to acquire a global exclusive licensed patent and know-how. Dr. Shen owns approximately 14.97% of common shares of 3D Global. The licensed patent involves the formula and technology of cell culture process, technology of cell bank construction, exosome purification, authentication technology, and exosome production which are derived from the methods of culturing human corneal limbus cells and the relevant know-how (the “3D Global Patent”). The licensed period of the 3D Global Patent is 20 years after all the relevant products are launched. However, the Group is obligated to pay a royalty of 10% of the sales of the product sold for 15 years and the Group is allowed to sub-license the 3D Global Patent to other third-party customers. When the Group acquired the 3D Global Patent, the know-how enabled the Group to form and produce the major ingredient of the contact lens solutions and commence its contact lens business. The Group expects the useful life of the 3D Global Patent for the contact lens business to be 15 years. The total consideration of the 3D Global Patent is $5,000,000 including VAT or $4,761,905 net of VAT. In June 2024, the Group paid $1,000,000 including VAT or $952,381 net of VAT to 3D Global for the patent, formula and know-how of the technology, which is not for use in particular research and development projects and that have alternative future use. It enables the Group to provide future economic benefits from the commercial production of the contact lens business and generate income.

For the six months ended June 30, 2025, and 2024, the Group paid $790,000 (including VAT) and nil, respectively, to 3D Global as research and development costs. The Group has paid a total of $1,270,000 to 3D Global for the first through third stage of Development of LSC Cell Source and the first stage of Establishment of LSC Master Cell Banks up to June 30, 2025.

The Group will pay the remaining amounts to 3D Global for further research and development of this technology and expand the application to a variety of new eye-related drugs and products when certain conditions and milestones are satisfied and completed by 3D Global. The Group is also obligated to pay a royalty of 10% of the sales of the products generated from 3D Global Patent to 3D Global on a quarterly basis. Such royalty expenses incurred were $ 2,273 and nil for the six months ended June 30, 2025, and 2024, respectively, which were included in cost of sales.

On June 25, 2024, the Group entered into an exclusive licensed patent and know-how agreement with EG BioMed Co., Ltd. (“EG BioMed”), a Taiwan registered company, of which Dr. Shen is a director and owns 46.16% of equity interest, to acquire the licensed patent of Methylation analysis technology for application in pancreatic cancer and the relevant know-how (the “EG BioMed Patent”). Based on the agreement, the Group is allowed to use the licensed patent and know-how in the United States for manufacturing, offering for sale, selling, using, or importing the product and providing detection services for the aforementioned purposes. The licensed period of the EG BioMed Patent is initially 10 years and automatically renews for an additional 5 years unless both parties agree not to renew, thus the useful life of the EG BioMed Patent is 15 years. The consideration of the EG BioMed Patent is NTD 60,000,000 ($1,830,000), and the Group is obligated to pay a royalty of 7% of sales generated from the EG BioMed Patent to EG BioMed on a quarterly basis. When the Group acquired the EG BioMed Patent, the know-how enabled the Group to commence the pancreatic cancer early detection service business for income generation. YD Biopharma also agreed to bear the cost of future research and development of pancreatic cancer and relevant know-how.

During the six months ended June 30, 2025, and 2024, the Group incurred $16,071 and nil, respectively, for the research and development expenses for the pancreatic cancer early detection service licensed patent. As of June 30, 2025, the Group has not capitalized any development cost.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

ASC Topic 280, “Segment Reporting,” requires use of the “management approach” model for segment reporting. The management approach model is based on the way a company’s chief operating decision maker organizes segments within the company for making operating decisions assessing performance and allocating resources. Reportable segments are based on products and services, geography, legal structure, management structure, or any other manner in which management disaggregates a company.

Management determined that YD Biopharma’s operations constitute a single reportable segment in accordance with ASC 280. YD Biopharma operates exclusively in three business and industry segments: 1) sales of medical devices and other related products, 2) research and development in pancreatic cancer early detection services, and 3) research and development in the sales of contact lenses.

All of YD Biopharma’s long-lived assets are mainly property, plant, and equipment located in ROC.

Net sales to customers by geographic area are determined by reference to the physical product shipment delivery locations requested by the customers. For example, if the products are delivered to a customer in ROC, the sales are recorded as generated in ROC; if the customer directs us to ship its products to the United States, the sales are recorded as sold in the United States.

Shipping and handling expenses

The Group expenses shipping and handling expenses as incurred. The Group recorded $8,440 and $11,069 of shipping and handling expenses for the six months ended June 30, 2025, and 2024, respectively.

Income Taxes

Income taxes are accounted for under the asset and liability method in accordance with ASC 740, Income Taxes. Under this method, income tax expense is recognized for the amount of: (i) taxes payable or refundable for the current year and (ii) deferred tax consequences of temporary differences resulting from matters that have been recognized in an entity’s financial statements or tax returns.

Deferred tax assets and liabilities are determined based on the temporary difference between the financial reporting and tax bases of assets and liabilities, and net operating loss and tax credit carryforwards using enacted tax rates that will be in effect for the period in which the differences are expected to reverse. The Group records a valuation allowance against the amount of deferred tax assets that it determines is not more likely than not of being realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

The Group recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Group records interest related to unrecognized tax benefits and penalties, if any, within income tax expenses.

Retirement and other post-retirement benefits

Contributions to retirement accounts which are defined contribution plans are expensed in the condensed statement of operations as and when the related employee service is provided.

Full time employees of the Group in Taiwan participate in a government mandated defined contribution plan, pursuant to which certain pension benefits and medical care benefits are provided to employees. Taiwanese labor regulations require that the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the government. The Group has no legal obligation for the benefits beyond the contributions made. Total amounts of such employee benefit expenses, which were expensed as incurred, were approximately $3,250 and $1,073 for the six months ended June 30, 2025, and 2024, respectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Translation of foreign currency financial statements

The functional currency is NTD, the local currency of the Group where it operates. The reporting currency of the Group is USD. Accordingly, the financial statements of the Group are translated at the following exchange rates: assets and liabilities — current rate on balance sheet date; shareholders’ equity — historical rate; income and expenses — average rate during the period. The resulting translation adjustment is reflected in the accumulated other comprehensive income (loss).

Transactions denominated in currencies other than the functional currencies are recorded at the rate of exchange in effect when the transaction occurs. Gains or losses, resulting from the application of different foreign exchange rates when cash in the foreign currency is converted into the entities’ functional currency, or when foreign currency receivable and payable are settled, are credited or charged to income in the period of conversion or settlement. At period-end, the balances of foreign currency monetary assets and liabilities are recorded based on prevailing exchange rates and any resulting gains or losses are included in the condensed consolidated statements of comprehensive income (loss).

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rates prevailing on the transaction dates. The transaction date is the date on which the Group initially recognizes such non-monetary assets and liabilities. Non-monetary assets and liabilities that are stated at fair value are translated using the exchange rates prevailing at the dates the fair value is measured. The resulting exchange differences are recognized in accumulated other comprehensive income (loss).

Translation of amounts from NTD into US$ has been made at the following exchange rates for the respective years:

	Six months ended June 30,
	2025	2024
Period-end NTD: US$1 exchange rate	29.22	32.77
Period average NTD: US$1 exchange rate	31.89	32.04

Comprehensive income (loss)

Comprehensive loss represents net income (loss) plus the results of certain changes in shareholders’ equity (deficit) during a period from non-owner sources.

Comprehensive loss is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Among other disclosures, ASC 220, Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive loss be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Group’s comprehensive loss includes net income (loss) and foreign currency translation adjustments, which are presented in the condensed consolidated statements of comprehensive loss.

Concentration of risks

Concentration of suppliers

The following suppliers accounted for 10% or more of purchase for the six months ended June 30, 2025, and 2024:

	Six months ended June 30,
Supplier	2025	2024
F	81.6%	—
A	*	47.8%

*	Represents less than 10% of purchase for the six months ended June 30, 2025, and 2024.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Account payable to suppliers that individually comprised 10% or more of accounts payable balances as of June 30, 2025, and December 31, 2024, are as follows:

Supplier	June 30, 2025	December 31, 2024
D	—	49.5%
A	*	13.7%
E	*	10.3%
B	30.9%	—
C	19.8%	—

*	Represents less than 10% of accounts payable balances as of June 30, 2025, and December 31, 2024.

Concentration of customers

The following customers accounted for 10% or more of sales for the six months ended June 30, 2025, and 2024:

	Six months ended June 30,
Customer	2025	2024
A	29.6%	21.4%
B	*	30.3%
C	—	10.4%
D	*	12.7%
E	23.3%	*
F	17.2%	—

*	Represents less than 10% of revenue for the six months ended June 30, 2025 and 2024, respectively.

Account receivables, net from customers that individually comprised 10% or more of accounts receivable, net balances as of June 30, 2025, and December 31, 2024, are as follows:

Customer	June 30, 2025	December 31, 2024
A	*	49.4%
D	19.7%	22.8%
G	*	15.4%
E	29.0%	*
F	32.1%	—

*	Represents less than 10% of accounts receivable balances as of June 30, 2025, and December 31, 2024.

Concentration of credit risk

Financial instruments that potentially expose the Group to the concentration of credit risk consist primarily of cash and cash equivalents, accounts receivable, prepaid expenses and other current assets. The Group places its cash and cash equivalents with financial institutions with credit ratings and quality where the Group considers acceptable.

The risks with respect to accounts receivable are mitigated by credit evaluations performed on the debtors and ongoing monitoring of outstanding balances.

Foreign currency exchange risk

The reporting currency of the Group is USD. To date the majority of the revenues and costs are denominated in NTD and a significant portion of the assets and liabilities are denominated in NTD. As a result, the Group is exposed to foreign currency exchange risk as its revenues and results of operations may be affected by fluctuations in the exchange rate between USD and NTD. If NTD depreciates against USD, the value of NTD revenues and assets as expressed in USD financial statements will decline. The Group does not hold any derivative or other financial instruments that exposes us to substantial market risk.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

NTD is not a freely convertible currency. The Central Bank of the Republic of China, under the authority of Taiwan government, controls the conversion of NTD to foreign currencies. There are restrictions and limits on the conversion of NTD to other currencies, especially for capital account transactions. Individuals and businesses face conversion quotas and approvals required from the authorities.

Recent Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board (the “FASB”) issued ASU No. 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures” (“ASU 2023-07”), that would enhance disclosures for significant segment expenses for all public entities required to report segment information in accordance with ASC 280. ASC 280 requires a public entity to report for each reportable segment a measure of segment profit or loss that its chief operating decision maker (“CODM”) uses to assess segment performance and to make decisions about resource allocations. The amendments in ASU 2023-07 improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more useful financial analyses. Currently, Topic 280 requires that a public entity disclose certain information about its reportable segments. For example, a public entity is required to report a measure of segment profit or loss that the CODM uses to assess segment performance and make decisions about allocating resources. ASC 280 also requires other specified segment items and amounts such as depreciation, amortization and depletion expense to be disclosed under certain circumstances. The amendments in ASU 2023-07 do not change or remove those disclosure requirements.

The amendments in ASU 2023-07 also do not change how a public entity identifies its operating segments, aggregates those operating segments, or applies the quantitative thresholds to determine its reportable segments. The amendments in ASU 2023-07 are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. A public entity should apply the amendments in ASU 2023-07 retrospectively to all prior periods presented in the financial statements. The Group adopted ASU 2023-07 beginning January 1, 2024, for annual disclosure and adopted beginning January 1, 2025, for interim periods. The adoption did not have a material impact on its condensed consolidated financial statement.

On December 14, 2023, the FASB issued Accounting Standards Update (ASU) 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09). The ASU focuses on income tax disclosures around effective tax rates and cash income taxes paid. ASU 2023-09 is effective for public business entities for annual periods beginning after December 15, 2024 (generally, calendar year 2025) and effective for all other business entities one year later. Entities should adopt this guidance on a prospective basis, though retrospective application is permitted. The Group is currently evaluating the potential impact of ASU 2023-09 on its condensed consolidated financial statements and disclosures.

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires a public entity to disclose additional information about specific expense categories in the notes to the financial statements on an annual and interim basis. It is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. In January 2025, the FASB issued ASU 2025-01 to clarify that all public entities, including non-calendar year-end entities, should adopt the disclosure requirements of ASU 2024-03. YD Biopharma is currently evaluating the impact.

In May 2025, the FASB issued ASU 2025-04, Compensation — Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606): Clarifications to Share-Based Consideration Payable to a Customer. The amendments clarify the accounting for share-based consideration payable to a customer under Topic 718 and Topic 606. The amendments are effective for annual reporting periods, including interim periods within those annual periods, beginning after December 15, 2026. Early adoption is permitted. The Group is currently evaluating the potential impact of ASU 2025-04 on its condensed consolidated financial statements and disclosures.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The amendments provide a practical expedient and, if applicable, an accounting policy election to simplify the measurement of credit losses for certain receivables and contract assets. The amendments are effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in any interim or annual period in which financial statements have not yet been issued or made available for issuance. The Group is currently evaluating the potential impact of ASU 2025-05 on its condensed consolidated financial statements and disclosures.

Except as mentioned above, the Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Group’s condensed consolidated balance sheets, condensed consolidated statements of operations and comprehensive income (loss) and condensed consolidated statements of cash flows.

3. ACCOUNTS RECEIVABLE

Accounts receivable, net consist of the following:

	June 30, 2025	December 31, 2024
Accounts receivable	$109,008	$89,637
Less: allowance for expected credit losses	(7,578)	(3,055)
Total accounts receivable, net	$101,430	$86,582

Details of the changes of the expected credit loss provision are as follows:

	Six months ended June 30,
	2025	2024
Beginning of the period	$3,055	$3,769
Provision for the period	4,108	2,423
Foreign exchange realignment	415	(244)
End of the period	$7,578	$5,948

As of June 30, 2025, and December 31, 2024, the majority of accounts receivable is due to corporate customers with long-term relationships. The Group recognized the impairment of expected credit loss for accounts receivable of $4,108 and $2,423 for the six months ended June 30, 2025, and 2024, respectively.

4. INVENTORIES

Inventories, net consist of the following:

	June 30, 2025	December 31, 2024
Finished goods	$373,518	$37,335

The Group had no write-down of inventories for the six months ended June 30, 2025 and 2024.

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS

The amount of prepaid expenses and other current assets consist of the followings:

	June 30, 2025	December 31, 2024
Prepaid expenses	$136,025	$30,260
Advances to suppliers	20,188	—
Security deposits	10,902	5,193
Value added tax credit	219,619	159,287
Total	$386,734	$194,740

The Group did not record any expected credit loss provision for the prepaid expenses and other current assets for the six months ended June 30, 2025 and 2024.

6. LONG-TERM INVESTMENT

In March 2022, the Group invested NTD 2,000,000 ($65,000) into CytoArm for 200,000 common shares, which represented 0.54% of equity interest in CytoArm.

CytoArm is a privately-owned company incorporated in Taiwan and engaged in biomedical research business. The equity securities of CytoArm is not publicly traded and it is qualified as equity securities without readily determinable fair value. According to the financial statement of CytoArm, the applicable net asset value of the Group’s investments in CytoArm is significantly lower than the cost and therefore the Group has recognized impairment in long-term investments of $56,391 in prior year. No further impairment in long-term investments is recognized during the six months ended June 30, 2024.

On September 30, 2024, the Group disposed of the equity investment in CytoArm to Dr. Shen in the consideration of NTD 326,697 ($10,324), which was equivalent to the carrying value of the equity investment in CytoArm at the time of sale. As a result, no gain or loss has resulted from the disposal.

The decision to dispose of the investment was part of the Company’s ongoing efforts to reduce its exposure to non-core assets. Following the disposition, the Company no longer holds any ownership interest in CytoArm, and no future cash flows or obligations are expected from this investment.

7. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consist of the following:

	June 30, 2025	December 31, 2024
Equipment, fixtures and furniture	$94,758	$81,810
Less: accumulated depreciation	(28,306)	(17,431)
Total	$66,452	$64,379

Depreciation expenses included in general and administration expenses for the six months ended June 30, 2025, and 2024 were $8,043 and $3,647 respectively. There were no impairments recognized during the six months ended June 30, 2025, and 2024.

8. INTANGIBLE ASSETS

On June 19, 2024, the Group entered into an exclusive licensed patent and know-how agreement and a supplementary agreement dated on June 28, 2024, with 3D Global Biotech Inc. (“3D Global”), a company registered in Taiwan and listed on the Taipei Stock Exchange, to acquire a global exclusive licensed patent and know-how. Dr. Shen owns approximately 14.97% of the common shares of 3D Global. The licensed patent involves the formula and technology of cell culture process, technology of cell bank construction, exosome purification, authentication technology, and exosome production which are derived from the methods of culturing human corneal limbus cells and the relevant know-how (the “3D Global Patent”). The licensed period of the 3D Global Patent is 20 years after all the relevant products are launched. In addition, the Group is obligated to pay a royalty fee of 10% of the sales of the products for 15 years on a quarterly basis and the Group is allowed to sub-license the 3D Global Patent to other third-party customers. The 3D Global Patent and know-how enables YD Biopharma to form and produce the major ingredient of its contact lens solutions and helped commence the contact lens business. The Group expects the useful life of the 3D Global Patent for the contact lens business to be 15 years. The total consideration for 3D Global Patent is $5,000,000 including VAT or $4,761,905 net of VAT. In June 2024, the Group paid $1,000,000 including VAT or $952,381 net of VAT to 3D Global for the patent, formula and know-how of the technology, which is not for use in particular research and development projects and have alternative future use. It enables the Group to provide future economic benefits from the commercial production of its contact lens business and to generate income.

For the six months ended June 30, 2025, the Group paid $790,000 (including VAT) to 3D Global as research and development costs. As of the date of this report, YD Biopharma paid a total of $1,270,000 to 3D Global for the first through third stage of Development of LSC Cell Source and the first stage of Establishment of LSC Master Cell Banks.

The Group will pay the remaining amounts to 3D Global for further research and development of this technology and expand the application to a variety of new eye-related drugs and products when certain conditions and milestones are satisfied and completed by 3D Global.

8. INTANGIBLE ASSETS (cont.)

According to the 3D Global License Agreement, YD Biopharma is obligated to pay the following amounts in accordance with the following milestones:

Item	Milestones	Milestone License Fees (USD)
1. Development of corneal Limbal Stem Cell (“LSC”) Cell Source
1	Application with Medical Center for Clinical Specimens Collection	480,000
2	SOP Document for Technique of Separating LSC Specimens	230,000
3	LSC Cell Analysis/Assessment Report	330,000
2. Establishment of LSC Master Cell Banks
1	SOP Document for LSC Amplification	230,000
2	SOP Document for LSC Cryopreservation	280,000
3. Cell Stability Examination of LSC
1	Stability Examination Report of Master cell	420,000
2	Stability Examination Report of Working cell	420,000
4. Raw Material Development of LSC Exosomes
1	SOP Document of Exosomes Purification Process	230,000
2	Specification Analysis/Examination Report of Exosomes Characterization	200,000
3	SOP Document of Mass Production Process of Exosomes Raw Material	370,000
4	Three Batches of Trial Production Document of Exosomes Raw Material	300,000
5	Safety Verification Report (animal testing) of Exosomes Raw Material	310,000
5. LensMate Eye Buffer LensMate
1	Product Consignment Development Agreement	100,000
2	U.S. Food and Drug Administration (“FDA”) Approval for Type I Medical Material Certification	80,000
3	Sale Certification of US OTC	20,000

On June 25, 2024, the Group entered into an exclusive licensed patent and know-how agreement with EG BioMed Co., Ltd. (“EG BioMed”), a Taiwan registered company, to acquire the licensed patent of Methylation analysis technology for application in pancreatic cancer and the relevant know-how (the “EG BioMed Patent”). Dr. Shen is a director and owned 46.16% on the date of the transaction. Dr. Shen owns 45.34% equity interest as of June 30, 2025, and as of the date of this report. The Group is allowed to use the licensed patent and know-how in the United States for manufacturing, offering for sale, selling, using, or importing the product and providing detection services for the aforementioned purposes. The licensed period of the EG BioMed Patent is initially 10 years and automatically renews for an additional 5 years unless both parties agree not to renew, thus the useful life of the EG BioMed Patent is 15 years. The consideration for the EG BioMed Patent is NTD 60,000,000 (USD 1,830,000), and the Group is obligated to pay a royalty of 7% of the sales of the services generated from EG BioMed Patent to EG BioMed on quarterly basis. The EG BioMed Patent and know-how enabled the Group to commence its pancreatic cancer early detection service business for income generation.

In addition, the potential royalties due to 3D Global and EG BioMed are calculated based on 7% to 10%, respectively, of the sales of products or provision of services derived from the licensed patents in future. Therefore, they are considered variable consideration and will be recognized as cost of revenue in the income statement in the period when the related revenue occurs. The royalty expenses incurred were $ 2,273 and nil for the six months ended June 30, 2025 and 2024, respectively.

8. INTANGIBLE ASSETS (cont.)

Intangible assets consist of the following:

	June 30, 2025	December 31, 2024
Licensed Patents and Know-how
3D Global Patent	$1,056,780	$942,450
EG BioMed Patent	2,052,000	1,830,000
Less: accumulated amortization	(207,252)	(92,415)
Total	$2,901,528	$2,680,035

Amortization expense included in general and administration expenses for the six months ended June 30, 2025, and 2024 was $95,142 and nil, respectively. The estimated amortization is as follows:

As of June 30, 2025	Estimated amortization expense
From July 1, 2025, to June 30, 2026	$207,252
From July 1, 2026, to June 30, 2027	207,252
From July 1, 2027, to June 30, 2028	207,252
From July 1, 2028, to June 30, 2029	207,252
From July 1, 2029, to June 30, 2030	207,252
Thereafter	1,865,268
Total	$2,901,528

9. DEFERRED OFFERING COSTS

Deferred offering costs represent legal, accounting, underwriting, and other direct costs incurred in connection with a planned equity or debt offering. These costs are deferred until the closing of the offering, at which time the deferred costs are offset against the offering proceeds. In the event the offering is unsuccessful or aborted, the costs will be expensed.

10. LEASES

The Group’s operating leases consist of leases for office space. The Group is the lessee under the terms of the operating leases. For the six months ended June 30, 2025, and 2024, the operating lease cost was $21,695 and $8,762, respectively.

The Group’s operating leases have remaining lease terms of approximately 0.83 years as of June 30, 2025, and 1.33 years as of December 31, 2024, respectively. As of June 30, 2025, and December 31, 2024, the weighted average discount rate was 4.22%.

As of June 30, 2025, and December 31, 2024, the Group stated the following amounts in the Group’s consolidated balance sheets:

	June 30, 2025	December 31, 2024
Assets
Right-of-use assets	$17,375	$23,698
Total	17,375	23,698

Liabilities
Operating lease liabilities, current	15,767	16,581
Operating lease liabilities, non-current	—	5,684
Total lease liabilities	$15,767	$22,265

Supplemental disclosure related to operating leases were as follows:

	June 30, 2025	June 30, 2024

Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows for operating leases	$19,187	$8,899

10. LEASES (cont.)

Maturities of lease liabilities were as follows:

As of June 30, 2025	Operating Lease
From July 1, 2025, to June 30, 2026	$16,074
Less: amounts representing interest	(307)
Present Value of future minimum lease payments	15,767
Less: Current obligations	(15,767)
Long term obligations	$—

The Group also leased office and car park space under various short-term operating leases with the duration of less than 12 months in Taiwan. The short term leases cost was $1,243 and $886 for the six months ended June 30, 2025, and 2024, respectively.

11. ACCOUNTS AND NOTE PAYABLES

	June 30, 2025	December 31, 2024
Accounts payables	$39,818	$26,576
Note payable	845	290
	$40,663	$26,866

Accounts payables are non-interest bearing and generally settled within 90-day terms. All accounts payable are expected to be settled within one year. The carrying value of accounts payable are considered to be a reasonable approximation of fair value.

12. ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the followings:

	June 30, 2025	December 31, 2024
Accrued expenses	$591,901	$151,392
Deferred revenue	39,416	27,568
Other payables	1,445	7,173
	632,762	186,133
Less: non-current portion	—	3,773
	$632,762	$182,360

13. SHARE CAPITAL

YD Biopharma was incorporated in the Cayman Islands on March 14, 2024, by Dr. Shen with the initial authorized and issued share capital of $50,000 divided into 50,000 common shares at the par value of $1.00 each.

On June 7, 2024, YD Biopharma amended its Memorandum and Articles of Association and altered the authorized share capital by sub-dividing the authorized share capital to $50,000 divided into 500,000 common shares with the par value of $0.10 each.

Upon the completion of the Group Restructuring on June 26, 2024, YD Biopharma had 5,000,000 authorized shares of which 1,051,997 common shares were issued.

13. SHARE CAPITAL (cont.)

On August 31, 2024, YD Biopharma issued 77,269 common shares with par value of $0.10 each, and $6.00 per share to Dr. Shen to settle the amount due to Dr. Shen. It represented share capital of $7,727 and additional paid in capital of $455,887.

On September 30, 2024, YD Biopharma issued the aggregate of 62,500 common shares with par value of $0.10 each, and $8.00 per share to two existing shareholders in exchange for cash, which represented share capital of $6,250 and additional paid in capital of $493,750.

On December 30, 2024, YD Biopharma issued an additional 250,000 common shares with par value of $0.10 each and $8.00 per share to EG BioMed, which represented share capital of $25,000 and additional paid in capital of $1,975,000.

As of June 30, 2025, YD Biopharma has the authorized shares and issued and outstanding shares of 5,000,000 and 1,441,766 common shares, respectively. YD Biopharma’s share capital and additional paid in capital became $144,177 and $8,328,040, respectively. Dr. Shen owned 73.95% of YD Biopharma’s common shares after the issuance.

On August 26, 2025, following the effective time of the merger between YD Biopharma and Company Merger Sub, YD Biopharma had authorized shares of 5,000,000 and issued and 10 ordinary shares, par value US$0.10 each, issued and outstanding. YD Biopharma became a wholly-owned subsidiary of Pubco following the closing of the merger on August 28, 2025, with all prior outstanding shares cancelled and converted into the right to receive ordinary shares of Pubco the Exchange Ratio. An aggregate of 64,730,411 Pubco ordinary shares were issued to former shareholders of YD Biopharma.

As of August 28, 2025, the closing of Business combination, the authorized share capital of YD Biopharma was US$500,000.00 divided into 5,000,000 ordinary shares of par value of US$0.10 each, with 10 shares issued and outstanding.

14. INTERIM INCOME TAXES

YD Biopharma is incorporated in the Cayman Islands, which is exempt from income tax. YD Biopharma’s 100% wholly owned subsidiary, Yong Ding, is incorporated in the ROC and is subject to the ROC Income Tax Law. The applicable tax rate is 20% for the six months ended June 30, 2025, and 2024. YD USA is a company incorporated in the state of Delaware and operating in Washington, USA, subject to federal income tax at a rate of 21%, with no state income tax.

Significant components of the provision for income taxes (benefits) are as follows:

	Six Months ended June 30,
	2025	2024
Current tax	$—	$—
Deferred tax – tax loss	—	(4,653)
Deferred tax – book-tax difference	(1,507)	(1,582)
Income taxes expenses	$(1,507)	$(6,235)

14. INTERIM INCOME TAXES (cont.)

Reconciliation of the differences between the Income Tax rate applicable to profits and the income tax (benefits) expenses of the Group:

	Six Months ended June 30,
	2025	2024
Loss before taxation	$(1,918,088)	$(171,599)

Notional tax on loss before tax
Computed expected tax (benefits) expense	(383,618)	(34,320)
Non-taxable or non-deductible expenses	165,660	28,085
Foreign rate differences	(511)	—
Change in valuation allowances	216,962	—
Total	$(1,507)	$(6,235)

Deferred tax assets (liabilities) are as follows:

	June 30, 2025	December 31, 2024
Deferred tax assets
Tax losses carry forwards	$231,065	$168,866
Expected credit losses	795	421
Others	19,457	991
Valuation allowance	(251,317)	(168,815)
	$—	$1,463

Deferred tax liabilities
Property, plant and equipment	$—	$(1,463)
Total deferred tax assets	$—	$—

15. COMMITMENTS AND CONTINGENCIES

According to the agreement entered into with 3D Global in June 2024 with respect to the 3D Global Patent, the Group is obligated to pay up to $2,730,000 when certain conditions and milestones are satisfied and completed by 3D Global.

Pursuant to the two agreements entered into with YC Biotech Co., Ltd (“YC Biotech”) in January 2025 regarding clinical services for two products. YD Biopharma is obligated to pay up to $0.3 million when certain conditions and milestones are satisfied and completed by YC Biotech. YD Biopharma paid approximately $32 thousand (10% of total service fee) to YC Biotech for the first installment (10% of total service fee) of clinical services for the six months ended June 30, 2025.

Except for the above, as of June 30, 2025, the Group did not have other commitments for capital expenditure contracted for but not provided in the condensed consolidated financial statements with respect to the acquisition of property, plant and equipment and intangible assets.

16. RELATED PARTY TRANSACTIONS

As of June 30, 2025, amounts due from affiliates consisted of the following:

Name	Amount	Relationship	Note
3D Global	$33,636	Dr. Shen, the director of YD Biopharma, holds 12.85% of 3D Global shares	Prepaid royalty fee.
YC Biotech	$32,004	Mr. Yu-Ming Lin holds 68% of shares in YC Biotech and 0.15% of shares in YD Biopharma as of June 30, 2025, 4.40% as of December 31, 2024, and 6% as of June 30, 2024, respectively. Mr. Lin holds 0.14% of Pubco Limited at closing of the business combination.	Prepayment of research and development expenses

As of December 31, 2024, the amount due from an affiliate was as follows:

Name	Amount	Relationship	Note
Chencheng Pei-Hu Pharmacy (“Chencheng”)	$16,927	Company owned by a director of Yong Ding up to October 31, 2024, and a shareholder of YD Biopharma, Mr. Wu	Note receivable due from the Group, interest free and payment on demand.

As of June 30, 2025, the amounts due to affiliates consisted of the following:

Name	Amount	Relationship	Note
Chencheng	$363	Company owned by a director of Yong Ding up to October 31, 2024, and a shareholder of YD Biopharma, Mr. Wu	Trade payables due to YD Biopharma, interest free and payment on demand.
EG BioMed	$18,380	Dr. Shen, the director of YD Biopharma, holds 45.3% of EG Biomed Shares	Research and development expenses payable
EG BioMed US Inc. (“EG Bio USA”)	$45,000	EG Bio USA is a wholly owned subsidiary of EG BioMed	Service charge for laboratory

As of December 31, 2024, the amounts due to affiliates consisted of the following:

Name	Amount	Relationship	Note
Chencheng	$167	Company owned by a director of Yong Ding up to October 31, 2024, and a shareholder of YD Biopharma, Mr. Wu	Trade payables due to YD Biopharma, interest free and payment on demand.
EG BioMed	$37,086	Company owned by a director and major shareholder of YD Biopharma, Dr. Shen	Research and development expenses payable

16. RELATED PARTY TRANSACTIONS (cont.)

During the six months ended June 30, 2025, the Group had the following transactions with affiliates:

Name	Amount	Relationship	Note
3D Global	$775,318	Dr. Shen, the director of YD Biopharma, holds 12.85% of 3D Global shares.	Research and development expenses
3D Global	$359,091	Dr. Shen, the director of YD Biopharma, holds 12.85% of 3D Global shares.	Products transaction
3D Global	$2,273	Dr. Shen, the director of YD Biopharma, holds 12.85% of 3D Global shares.	Royalties
Chencheng	$1,075	Company owned by a director of Yong Ding and a shareholder of YD Biopharma, Mr. Wu	Sales of products to the Group
EG BioMed	$16,071	Dr. Shen, the director of YD Biopharma, holds 45.3% of EG BioMed shares.	Research and development expenses
EG Bio USA	$45,000	EG Bio USA is a wholly-owned subsidiary of EG BioMed	Service charge for laboratory

During the six months ended June 30, 2024, the Group had the following transactions with affiliates:

Name	Amount	Relationship	Note
Chencheng	$1,673	Company owned by a director of Yong Ding and a shareholder of YD Biopharma, Mr. Wu	Sales of products to the Group
Chencheng	$16,597	Company owned by a director of Yong Ding and a shareholder of YD Biopharma, Mr. Wu	Purchase of products from the Group
EG BioMed	$1,848,000	Company owned by a director and major shareholder of YD Biopharma, Dr. Shen	Granting of licensed patent and know-how to the Group
3D Global	$952,381	Company owned by a director and major shareholder of YD Biopharma, Dr. Shen	Granting of licensed patent and know-how to the Group

17. SEGMENT REPORTING

The Group’s chief operating decision maker, who has been identified as the Group’s director, evaluates segment performance and allocates resources based on several factors, of which the primary financial measure is operating income.

The Group acquired the 3D Global Patent and EG BioMed Patent in June 2024 and commenced the pancreatic cancer early detection service and sales of contact lens business. There was no revenue generated from the patents for the six months ended June 30, 2024.

The Group primarily operates in the ROC and substantially all of the Group’s long-lived assets are located in the ROC.

YD Biopharma’s chief operating decision maker evaluates performance based on each reporting segment’s net revenues, cost of revenues, operating expenses, operating income (loss), finance income (expense), other income and net income. Net revenue, cost of revenues, operating expenses, operating loss, finance income, other income (expenses) and net loss by segment for the six months ended June 30, 2025, and 2024 were as follows:

For the six months ended June 30, 2025	Sales of medical and other related products	Research and development of pancreatic cancer early detection services	Research and development of sales of contact lenses	Corporate unallocated (note)	Consolidated
Net revenues	$169,007	$—	$35,000	$—	$204,007
Cost of revenues	(109,342)	—	(25,870)	—	(135,212)
Gross profit	59,665	—	9,130	—	68,795
Total operating expenses	268,734	16,071	835,564	902,258	2,022,627
Operating loss	(209,069)	(16,071)	(826,434)	(902,258)	(1,953,832)
Finance income, net	17,018	—	—	1,421	18,439
Other income (expenses), net	17,305	—	—	—	17,305
Income tax expenses	1,507	—	—	—	1,507
Net loss	(173,239)	(16,071)	(826,434)	(900,837)	(1,916,581)

As of June 30, 2025
Identifiable long-lived assets	83,827	1,915,200	986,328	—	2,985,355
Total assets	$934,288	$1,915,200	$1,464,966	$1,526,632	$5,841,086

17. SEGMENT REPORTING (cont.)

For the six months ended June 30, 2024	Sales of medical and other related products	Research and development of pancreatic cancer early detection services	Research and development of sales of contact lenses	Corporate unallocated (note)	Consolidated
Net revenues	$224,980	$—	$—	$—	$224,980
Cost of revenues	(155,880)	—	—	—	(155,880)
Gross profit	69,100	—	—	—	69,100
Total operating expenses	(121,369)	—	—	(140,895)	(262,264)
Operating loss	(52,269)	—	—	(140,895)	(193,164)
Finance income, net	199	—	—	82	281
Other income (expenses), net	21,284	—	—	—	21,284
Income tax expenses	6,235	—	—	—	6,235
Net loss	(24,551)	—	—	(140,813)	(165,364)

18. SUBSEQUENT EVENTS

On August 26, 2025, following the effective time of the merger with Company Merger Sub, Pubco has authorized shares of 5,000,000 and issued and outstanding shares of 10 ordinary shares of par value US$0.10 each. YD Biopharma’s issued share capital and additional paid in capital became $1 and $0. YD Biopharma became a wholly owned subsidiary of Pubco following the merger (which closed on August 28, 2025, with trading commencing on Nasdaq under “YDES” on August 29, 2025), with all prior outstanding shares cancelled and converted into the right to receive ordinary shares of Pubco at the Exchange Ratio. 64,730,411 Pubco ordinary shares were issued in aggregate to former shareholders. Dr. Shen, through his prior ownership, now beneficially holds 54,345,011 shares (approximately 77.1%) in Pubco (based on its 70,521,359 outstanding ordinary shares as of completion of transaction and as of September 29, 2025).

On August 28, 2025 (the “Closing Date”), Pubco consummated the Business Combination with YD Biopharma and Breeze pursuant to the Merger Agreement, Parent Merger Sub, and Company Merger Sub. The consummation of the Business Combination involved the merger of Breeze Merger Sub with and into Breeze (the “Breeze Merger,” and the time at which the Breeze Merger became effective, the “Breeze Merger Effective Time”), pursuant to which, at the closing of the transactions contemplated by the Merger Agreement, the separate corporate existence of Breeze Merger Sub ceased, with Breeze as the surviving corporation becoming a wholly owned subsidiary of YD Bio, and the merger of Company Merger Sub with and into YD Biopharma (the “Company Merger,” and the time at which the Company Merger became effective, the “Company Merger Effective Time”), pursuant to which, at the closing of the transactions contemplated by the Merger Agreement, the separate corporate existence of Company Merger Sub ceased, with YD Biopharma as the surviving corporation becoming a wholly owned subsidiary of YD Biopharma pursuant to the terms of the Merger Agreement and in accordance with the Companies Act. As a result of the Business Combination, Pubco owns 100% of the outstanding ordinary shares of YD Biopharma and 100% of the outstanding shares, warrants, and rights of Breeze.

As a result of the Business Combination, both Breeze and YD Biopharma became wholly owned subsidiaries of Pubco and the Patent Licensing and Technology Transfer Agreement (the “Agreement”), executed between EG BioMed and Yong Ding became effective on August 28, 2025. The Agreement grants the Company an exclusive sublicense to the licensed patents and know-how related to methylation analysis technology for breast cancer detection and applications. The Agreement has a term of 20 years and will automatically renew for an additional 5 years unless both parties agree not to renew.